Via Facsimile and U.S. Mail
Mail Stop 6010

August 25, 2008

John R. Plachetka, Pharm.D.
Chairman, President and Chief Executive Officer
POZEN Inc.
1414 Raleigh Road
Suite 400
Chapel Hill, NC 27517

> **Re:** **POZEN Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Schedule 14A Definitive Proxy Statement filed April 4, 2008**
> **File No. 0-31719**

Dear Dr. Plachetka:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Note 2: License Agreements, page F-14

1.   You disclose that in August 2006 you entered into a collaboration and license agreement with AstraZeneca AB. You also disclose that in September 2007 you amended this agreement and received a $10 million payment upon execution of

the amendment and a $20 million payment in recognition of the achievement of successful proof of concept. Please address the following comments:

a. From your disclosure here and in your revenue recognition policy disclosure on page F-10 you indicate that you deferred the $10 million payment received upon amendment over the estimated remaining 31-month development period while you recognized the $20 million milestone payment when it was achieved. Please explain to us how the recognition of this milestone payment complies with your stated policy to recognize as revenue upon achievement only milestones that are substantive in nature and that are not reasonably assured at the inception of the agreement. In your response, please explain to what extent, if any, that the September 2007 amendment modified the proof of concept milestone from your original agreement.

b. In MD&A on page 37 you indicate that you seek a collaborative partner after you have established the proof of concept for an innovative idea. You continue to make this disclosure on page 11 of each of your March 31, 2008 and June 30, 2008 Forms 10-Q. Please revise your disclosure to reconcile the apparent inconsistencies between your statements regarding when you seek a collaborative partner and your collaboration with AstraZeneca in which you appear to have contracted before establishing proof of concept.

2. On page F-16 you disclose that you participate in joint committees with AstraZeneca to manage product development and commercialization and that you have the deciding vote for development activities required for marketing approval in the U.S.   Please explain to us how your committee participation impacts your revenue recognition under the collaboration agreement. In your response, please explain your joint committee participation rights and obligations, the length of time each committee is in existence, and whether you consider committee participation as a deliverable.

Schedule 14A Definitive Proxy Statement filed April 4, 2008

Employment Agreements, page 28

3. We note that in your narrative disclosure to summary compensation table and grants of plan-based awards table, as required by Item 402(e) of Regulation S-K, you refer to a, "long-term incentive program," which is not described anywhere in the narrative to the summary compensation table. Please disclose the terms of this long-term incentive program.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jeffrey P. Riedler, Assistant Director, at (202) 551-3710 with questions on comment three. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant